EXHIBIT 99.1

Polaris Industries to Acquire WSI Industries

September 6, 2018—Minneapolis, MN— Polaris Industries Inc. (NYSE: PII) (“Polaris”) and WSI Industries, Inc. (Nasdaq: WSCI) (“WSI Industries”) today jointly announced the execution of a merger agreement by which Polaris will acquire all outstanding common stock of WSI Industries for $7.00 per share in cash, resulting in a WSI Industries enterprise value of approximately $23.9 million. The merger, which is expected to close in the fourth calendar quarter of 2018, is subject to customary conditions including WSI shareholder approval.

WSI Industries reported net sales of $25.9 million for the first three quarters of its fiscal 2018 ending August 26, 2018, of which 78% was attributable to sales to Polaris.

“The WSI board is committed to maximizing shareholder value and we believe this transaction will deliver excellent value to our shareholders,” said Michael Pudil, WSI Industries’ president and chief executive officer. “I am proud of our achievements at WSI Industries. This transaction is testament to the manufacturing excellence we have delivered to Polaris over the last 20 years.”

Commenting on the acquisition, Ken Pucel, executive vice president of Operations, Engineering & Lean at Polaris, said: “WSI Industries has long been a key supplier of Polaris. By bringing precision machining capability in-house, the acquisition of WSI Industries supports our long-term supply chain strategy and is an exciting value creation opportunity for Polaris. We look forward to welcoming the WSI employees to the Polaris team.”

Following the closing of the transaction, Polaris will manage WSI Industries as a distinct operation reporting into Pucel’s Global Operations organization and will maintain its facility in Monticello, Minnesota.

Advisors

Lake Street Capital Markets, LLC acted as financial advisor to WSI Industries and Ballard Spahr LLP acted as legal advisor to WSI Industries. Faegre Baker Daniels LLP acted as legal advisor to Polaris.

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About WSI Industries

WSI Industries, Inc. (Nasdaq: WSCI) is a leading contract manufacturer that specializes in the machining of complex, high-precision parts for a wide range of industries, including automotive, avionics and aerospace, energy, recreational vehicles, small engines, bioscience and the defense markets. Visit www.wsiindustries.com for more information.

About Polaris

Polaris Industries Inc. (NYSE: PII) is a global powersports leader that has been fueling the passion of riders, workers and outdoor enthusiasts for more than 60 years. With annual 2017 sales of $5.4 billion, Polaris’ innovative, high-quality product line-up includes the RANGER®, RZR® and Polaris GENERAL™ side-by-side off-road vehicles; the Sportsman® and Polaris ACE® all-terrain off-road vehicles; Indian Motorcycle® midsize and heavyweight motorcycles; Slingshot® moto-roadsters; snowmobiles; and pontoon, deck and cruiser boats. Polaris enhances the riding experience with parts, garments and accessories, along with a growing aftermarket portfolio, including Transamerican Auto Parts. Polaris’ presence in adjacent markets globally include military and commercial off-road vehicles, quadricycles, and electric vehicles. Proudly headquartered in Minnesota, Polaris serves more than 100 countries across the globe. Visit www.polaris.com for more information.

Important Additional Information and Where to Find It

This communication relates to the proposed merger involving WSI Industries. In connection with the proposed merger, WSI Industries plans to file with the Securities and Exchange Commission (the “SEC”) preliminary and definitive proxy statements and other relevant documents. This communication is not a substitute for the proxy statement or any other document that WSI Industries may file with the SEC or send to its shareholders in connection with the proposed merger. Before making any voting decision, shareholders of WSI Industries are urged to read all relevant documents filed with the SEC, including the proxy statement, when they become available because they will contain important information about the proposed merger. Investors and security holders will be able to obtain the proxy statement and other documents filed by WSI Industries with the SEC (when available) free of charge at the SEC’s website, www.sec.gov, or from WSI Industries at the investor relations page of its website, www.wsiindustries.com/investor-relations. These documents are not currently available.

Participants in the Solicitation

WSI Industries and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of WSI Industries common stock in respect of the proposed merger. Information about the directors and executive officers of WSI Industries is set forth in WSI Industries’ Annual Report on Form 10-K for the year ended August 27, 2017, filed with the SEC on November 3, 2017 and proxy statement for its 2018 Annual Meeting of Shareholders, filed with the SEC on November 11, 2017. Additional information regarding potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant documents to be filed by WSI Industries with the SEC in respect of the proposed merger.

Caution Regarding Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and beliefs of WSI Industries management and Polaris Industries management and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to risks and uncertainties. These risks and uncertainties include, but are not limited to, those associated with: the parties’ ability to meet expectations regarding the timing and completion of the merger; the occurrence of any event, change or other circumstance that would give rise to the termination of the merger agreement and the fact that certain terminations of the merger agreement require WSI Industries to pay a termination fee of $810,000; the failure to satisfy each of the conditions to the consummation of the merger; the disruption of management’s attention from ongoing business operations due to the merger; the effect of the announcement of the merger on WSI Industries’ relationships with its customers, particularly its customers other than Polaris Industries, as well as its operating results and business generally; the outcome of any legal proceedings related to the merger; retention of employees of WSI Industries following the announcement of the merger; and the fact that WSI’s stock price may decline significantly if the merger is not completed.

For a further list and description of the risks and uncertainties affecting WSI Industries, see its filings with the SEC, including those described under the heading “Risk Factors” in Part I, Item 1A of its Annual Report on Form 10-K for the fiscal year ended August 27, 2017.

For a further list and description of the risks and uncertainties affecting Polaris Industries, see its filings with the SEC, including those described under the heading “Risk Factors” in Part I, Item 1A of its Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

The forward-looking statements speak only as of the date such statements are made. Neither Polaris Industries nor WSI Industries is under any obligation to, and each expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Contacts

WSI Industries, Inc.

Michael J. Pudil (President & CEO) or Paul D. Sheely (CFO)

763-295-9202

Polaris Industries Inc.

Media Contact:

Jess Rogers, 763-513-3445

jessica.rogers@polaris.com

or

Investor Contact:

Richard Edwards, 763-513-3477

richard.edwards@polaris.com